Un exemplaire du présent prospectus simplifié provisoire a été déposé auprès de l’autorité en valeurs mobilières des provinces de la Colombie-Britannique, d’Alberta, d’Ontario et de Québec; toutefois, ce document n’est pas encore dans sa forme définitive en vue du placement de titres. Les renseignements qu’il contient sont susceptibles d’être complétés ou modifiés. Les titres qu’il décrit ne peuvent être placés avant que l’autorité en valeurs mobilières n’ait visé le prospectus.

Aucune autorité en valeurs mobilières ne s’est prononcée sur la qualité des titres offerts dans le présent prospectus. Quiconque donne à entendre le contraire commet une infraction. Les titres décrits dans le présent prospectus simplifié ne sont offerts que là où l’autorité compétente a accordé son visa. Ils ne peuvent être offerts que par des personnes dûment inscrites. Les titres offerts aux présentes n’ont pas été ni ne seront inscrits en vertu de la loi américaine intitulée Securities Act of 1933, dans sa version modifiée (la « Loi de 1933 »), ou en vertu des lois sur les valeurs mobilières d’un État. Par conséquent, sauf dans la mesure où l’autorise la convention de prise ferme, les titres offerts par les présentes ne peuvent être offerts ou vendus aux États-Unis ou à une personne des États-Unis (au sens de l’expression U.S. Person dans les règlements pris en vertu de la Loi de 1933), à moins d’être inscrits en vertu de la Loi de 1933 et des lois sur les valeurs mobilières applicables d’un État ou aux termes d’une dispense offerte quant à cette inscription. Le présent prospectus simplifié ne constitue pas une offre de vente ou la sollicitation d’une offre d’acheter les titres offerts par les présentes aux États-Unis. Se reporter à la rubrique « Mode de placement ».

Le présent document ne s’adresse et ne peut être distribué i) qu’aux personnes à l’extérieur du Royaume-Uni (le « R.-U. ») ou ii) qu’aux personnes du R.-U. qui a) sont un « investisseur admissible » (qualified investor) au sens du paragraphe 86(7) de la loi intitulée Financial Services and Markets Act 2000 du R.-U. (la « FSMA ») et b) ont une expérience professionnelle des questions concernant les placements et qui sont des personnes dont il est fait mention à l’article 19 (experts en placement) (investment professionals) ou à l’article 49 (sociétés à valeur nette élevée (high net worth companies), associations sans personnalité morale (unincorporated associations), etc.) au sens de la Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 du R.-U. (dans sa version modifiée) ou c) sont par ailleurs légalement autorisées à le recevoir (toutes ces personnes étant appelées ensemble les « personnes concernées »). Les titres offerts aux termes des présentes ne sont destinés qu’aux personnes concernées et toute invitation, offre ou entente en vue de souscrire, d’acheter ou d’acquérir autrement ces titres ne sera faite qu’auprès des personnes concernées. En acceptant un exemplaire du présent prospectus simplifié et en offrant d’acquérir des actions ordinaires (définies ci-après) aux termes du placement (défini ci-après), les investisseurs éventuels du R.-U. seront réputés avoir déclaré répondre aux critères précisés à la disposition ii) précédente pour être une personne concernée. Toute personne qui n’est pas une personne concernée ne devrait pas donner suite au présent document ou à l’une quelconque de ses disp ositions ni s’y fier. Le présent document n’est pas un prospectus aux fins du paragraphe 85(1) de la FSMA et ne renferme aucun appel public à l’épargne au sens de l’article 102B de la FSMA, de la loi intitulée Companies Act 2006 du R.-U. ou d’autres lois. Par conséquent, le présent document n’a pas été approuvé à titre de prospectus par la Financial Services Authority (la « FSA ») du R.-U. en vertu de l’article 87A de la FSMA et n’a pas été déposé auprès de la FSA en vertu des règles relatives aux prospectus du R.-U. ni n’a été approuvé par une personne autorisée en vertu de la FSMA.

L’information intégrée par renvoi dans le présent prospectus simplifié provient de documents déposés auprès des commissions des valeurs mobilières ou d’autorités analogues au Canada. On peut obtenir gratuitement des exemplaires des documents intégrés par renvoi sur demande adressée au secrétaire général adjoint de TransGlobe Energy Corporation, à Suite 2500, 605 – 5th Avenue SW, Calgary (Alberta) T2P 3H5 ou en téléphonant au numéro 403-264-9888. Ces documents sont également disponibles par voie électronique à l’adresse www.sedar.com.

PROSPECTUS SIMPLIFIÉ PROVISOIRE

NOUVELLE ÉMISSION	LE 10 FÉVRIER 2009

20 003 100 $
5 798 000 actions ordinaires
___________________________________________

Prix : 3,45 $ l’action ordinaire
___________________________________________

                   Le présent prospectus simplifié vise le placement de 5 798 000 actions ordinaires (les « actions ordinaires ») de TransGlobe Energy Corporation (« TransGlobe » ou la « société ») au prix de 3,45 $ l’action ordinaire (le « placement »).

                   Les actions ordinaires actuellement émises et en circulation sont inscrites à la Bourse de Toronto sous le symbole « TGL » et au NASDAQ OMX Global Select Market (le « NASDAQ ») sous le symbole « TGA ». Le 3 février 2009, dernier jour de bourse avant l’annonce publique du placement, le cours de clôture des actions ordinaires à la Bourse de Toronto était de 3,73 $ et au NASDAQ, de 3,04 $ US et, le 9 février 2009, le cours de clôture des actions ordinaires à la Bourse de Toronto était de 3,41 $ et au NASDAQ, de 2,81 $ US. Le prix des actions ordinaires offertes par les présentes a été établi par voie de négociations entre la société et Tristone Capital Inc., en son nom et au nom de Scotia Capitaux Inc. (ensemble, les « preneurs fermes »). La société a demandé l’inscription des actions ordinaires placées aux termes du présent prospectus simplifié à la cote de la Bourse de Toronto et du NASDAQ. Ces inscriptions seront conditionnelles au respect par la société de l’ensemble des exigences d’inscription de la Bourse de Toronto et du NASDAQ, respectivement.

		Rémunération des	Produit net revenant
	Prix d’offre	preneurs fermes	à la société1)
L’action ordinaire	3,45 $	0,1725 $	3,2775 $
Total1)2)	20 003 100 $	1 000 155 $	19 002 945 $

Notes :

1)	Avant déduction des frais du placement, estimés à 400 000 $ qui, avec la rémunération des preneurs fermes, seront acquittés à partir des fonds généraux de la société.
2)

La société a attribué aux preneurs fermes une option de surallocation (l’« option de surallocation ») visant l’achat de jusqu’à 869 700 actions ordinaires supplémentaires au prix de 3,45 $ l’action ordinaire selon les mêmes modalités que celles prévues aux termes du placement, option qui peut être levée à l’occasion, en totalité ou en partie, pendant une période prenant fin 30 jours après la clôture du placement, afin de tenir compte des surallocations, le cas échéant, et aux fins de stabilisation du marché. Un acheteur qui fait l’acquisition d’actions ordinaires faisant partie de l’option de surallocation les acquiert aux termes du présent prospectus simplifié peu importe que la position aux termes de l’option de surallocation soit finalement obtenue par la levée de l’option de surallocation ou par des achats sur le marché secondaire. Si l’option de surallocation est levée en totalité, le placement total, la rémunération des preneurs fermes et le produit net revenant à la société (avant déduction des frais du placement) seront de 23 003 565 $, de 1 150 178,25 $ et de 21 853 386,75 $, respectivement. Le présent prospectus simplifié vise également l’attribution de l’option de surallocation et le placement des actions ordinaires pouvant être émises à la levée de l’option de surallocation. Se reporter à la rubrique « Mode de placement ».

                   Le tableau suivant indique le nombre d’actions ordinaires qui peuvent être émises par la société aux preneurs fermes conformément à l’option de surallocation :

Position des preneurs fermes	Nombre maximal de titres disponibles	Période de levée	Prix de levée
Option de surallocation	869 700	30 jours à compter de la clôture du placement	3,45 $

                   De l’avis de Burnet, Duckworth & Palmer LLP, conseillers juridiques de TransGlobe, et de Blake, Cassels & Graydon S.E.N.C.R.L./s.r.l., conseillers juridiques des preneurs fermes, en vertu de la législation applicable en vigueur à la date des présentes et compte tenu des réserves et des hypothèses exposées à la rubrique « Admissibilité aux fins de placement », les actions ordinaires, à la date de clôture (définie aux présentes), seront des placements admissibles en vertu de la Loi de l’impôt sur le revenu (Canada) (la « Loi de l’impôt ») pour les fiducies régies par des régimes enregistrés d’épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices, des régimes enregistrés d’épargne-invalidité, des régimes enregistrés d’épargne-études et des comptes d’épargne libres d’impôt. Se reporter à la rubrique « Admissibilité aux fins de placement ».

                   Les preneurs fermes, à titre de contrepartistes, offrent conditionnellement les actions ordinaires, sous les réserves d’usage concernant leur vente préalable et leur émission par la société et leur acceptation par les preneurs fermes conformément aux conditions énoncées dans la convention de prise ferme dont il est question à la rubrique « Mode de placement » et sous réserve de l’approbation de certaines questions d’ordre juridique au nom de la société par Burnet, Duckworth & Palmer LLP et, au nom des preneurs fermes, par Blake, Cassels & Graydon S.E.N.C.R.L./s.r.l. Sous réserve des lois applicables, les preneurs fermes peuvent, à l’occasion du présent placement, effectuer des opérations qui stabilisent ou maintiennent le cours des actions ordinaires à des niveaux autres que ceux qui se seraient par ailleurs formés sur le marché libre. Ces opérations, si elles sont entreprises, peuvent être interrompues en tout temps. Se reporter à la rubrique « Mode de placement ».

                   Un placement dans les titres offerts aux présentes est spéculatif et comporte un risque élevé. Les facteurs de risque dont il est question dans les documents intégrés par renvoi aux présentes et aux rubriques « Facteurs de risque » et « Mise en garde spéciale concernant les déclarations prospectives » dans le présent prospectus simplifié devraient être passés en revue et étudiés avec soin par les souscripteurs éventuels avant l’acquisition des titres offerts aux termes des présentes.

                   L’établissement principal de la société est situé à Suite 2500, 605 – 5th Avenue SW, Calgary (Alberta) T2P 3H5 et le siège social de la société est situé à 1400, 350 – 7th Avenue SW, Calgary (Alberta) T2P 3N9.

                   Les souscriptions seront reçues sous réserve de leur refus ou de leur attribution en totalité ou en partie et sous réserve du droit de fermer les livres de souscription en tout temps sans avis. Il est prévu que les certificats définitifs représentant les actions ordinaires pourront être délivrés à la clôture du présent placement, qui devrait survenir vers le 24 février 2009 mais en aucun cas après le 6 mars 2009 (la « date de clôture »).

TABLE DES MATIÈRES

MONNAIE ET TAUX DE CHANGE

À moins d’indication contraire, tous les montants indiqués dans le présent prospectus simplifié sont exprimés en monnaie canadienne. Toutefois, la société a adopté le dollar américain comme monnaie fonctionnelle aux fins de dresser ses états financiers consolidés. Le tableau suivant présente, pour chacune des périodes indiquées les taux de change extrêmes du dollar canadien en dollar américain, la moyenne des taux de change au cours de chacune des périodes présentées et le taux en fin de période. Ces taux sont présentés comme étant la réciproque ou sont tirés de la réciproque des taux acheteur à midi à New York pour les transferts télégraphiques payables en dollars canadiens, attestés aux fins des douanes par la Federal Reserve Bank de New York. Le taux acheteur à midi le 9 février 2009 était de 0,8202 $.

Période de neuf mois
	terminée le	Année terminée le	Année terminée le	Année terminée le
	30 septembre 2008	31 décembre 2008	31 décembre 2007	31 décembre 2006
Haut	1,0289 $	1,0289 $	1,0905 $	0,9089 $
Bas	0,9263 $	0,7711 $	0,8437 $	0,8528 $
Moyen	0,9819 $	0,9381 $	0,9304 $	0,8817 $
En fin de période	0,9435 $	0,8166 $	1,0120 $	0,8581 $

ADMISSIBILITÉ AUX FINS DE PLACEMENT

                   Compte tenu de la législation applicable en vigueur à la date des présentes, de l’avis de Burnet, Duckworth & Palmer LLP, conseillers juridiques de TransGlobe, et de Blake, Cassels & Graydon S.E.N.C.R.L./s.r.l., conseillers juridiques des preneurs fermes, sous réserve des dispositions de tout régime particulier et à la condition que les actions ordinaires soient inscrites à la cote d’« une bourse déterminée » (dont la Bourse de Toronto) à la date de clôture, les actions ordinaires seront, à la date de la clôture, des placements admissibles en vertu de la Loi de l’impôt pour les fiducies régies par des régimes enregistrés d’épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes enregistrés d’épargne-études, des régimes enregistrés d’épargne-invalidité, des régimes de participation différée aux bénéfices et des comptes d’épargne libres d’impôt à la date de clôture.

                   Malgré ce qui précède, si les actions ordinaires offertes aux termes du présent prospectus constituent un « placement interdit » pour un compte d’épargne libre d’impôt particulier, le porteur fera l’objet de pénalités fiscales prévues dans la Loi de l’impôt. Les actions ordinaires constitueraient un « placement interdit » pour un compte d’épargne libre d’impôt si le porteur a une « participation notable » dans TransGlobe ou si le porteur (ou une personne ou une société de personnes dans laquelle le porteur a une participation notable) a un lien de dépendance avec TransGlobe. En règle générale, un porteur aura une « participation notable » dans TransGlobe s’il est propriétaire, soit seul soit avec des personnes avec lesquelles il a un lien de dépendance, de 10 % ou plus des actions émises d’une catégorie du capital-actions de TransGlobe ou d’une société apparentée à TransGlobe. Les titulaires de comptes d’épargne libres d’impôt sont priés de consulter leurs propres conseillers en fiscalité à ce propos.

DOCUMENTS INTÉGRÉS PAR RENVOI

                   L’information intégrée par renvoi dans le présent prospectus simplifié provient de documents déposés auprès des commissions des valeurs mobilières ou d’autorités analogues au Canada. On peut obtenir gratuitement des exemplaires des documents intégrés aux présentes par renvoi sur demande adressée au secrétaire général adjoint de la société, à Suite 2500, 605 – 5th Avenue S.W., Calgary (Alberta) T2P 3H5 ou par téléphone au 430-264-9888. En outre, il est possible d’obtenir des exemplaires de documents intégrés par renvoi aux présentes auprès des commissions des valeurs mobilières ou d’autorités analogues au Canada sur le site Web de SEDAR à l’adresse www.sedar.com.

                   Les documents suivants déposés auprès des diverses commissions des valeurs mobilières ou autres autorités analogues au Canada sont expressément intégrés par renvoi dans le présent prospectus simplifié et en font partie intégrale :

a)	la notice annuelle de la société datée du 24 mars 2008 pour l’exercice terminé le 31 décembre 2007 (la « notice annuelle »);

b)

les états financiers consolidés comparatifs vérifiés retraités de la société pour les exercices terminés les 31 décembre 2006 et 2007, ainsi que les notes y afférentes et le rapport des vérificateurs connexe;

c)	le rapport de gestion retraité de la société pour les exercices terminés les 31 décembre 2006 et 2007;

d)

les états financiers consolidés comparatifs intermédiaires non vérifiés de la société au 30 septembre 2008 et pour les périodes de trois mois et de neuf mois terminées les 30 septembre 2008 et 2007 et les notes y afférentes;

e)	le rapport de gestion de la société au 30 septembre 2008 et pour les périodes de trois mois et de neuf mois terminées les 30 septembre 2008 et 2007;

f)	la circulaire de sollicitation de procurations de la société datée du 19 mars 2008 se rapportant à l’assemblée annuelle et extraordinaire des actionnaires de la société tenue le 7 mai 2008;

g)

la déclaration d’acquisition d’entreprise de la société datée du 1er mai 2008 se rapportant à l’acquisition de GHP Exploration (West Gharib) Ltd. (« GHP »), une société fermée qui détenait une participation de 30 % dans la région de la concession Gharib Ouest en République arabe d’Égypte (« Égypte »), dont la clôture a eu lieu le 5 février 2008;

h)	la déclaration de changement important de la société datée du 7 janvier 2008 annonçant l’inscription de ses actions ordinaires au NASDAQ;

i)	la déclaration de changement important de la société datée du 9 janvier 2008 annonçant l’acquisition de GHP en contrepartie de 40,2 millions de dollars américains;

j)

la déclaration de changement important de la société datée du 1er février 2008 annonçant que les services de Tristone Capital Inc. avaient été retenus à titre de conseillers financiers pour la vente des actifs canadiens de la société;

k)	la déclaration de changement important de la société datée du 5 février 2008 annonçant la clôture de l’acquisition de GHP;

l)	la déclaration de changement important de la société datée du 14 février 2008 annonçant les réserves en fin d’exercice de 2007 de la société et ses prévisions révisées pour 2008;

m)	la déclaration de changement important de la société datée du 16 décembre 2008 faisant une mise à jour des activités pour le quatrième trimestre de 2008, y compris une mise à jour de la production;

n)	la déclaration de changement important de la société datée du 21 janvier 2009 annonçant une mise à jour des activités de la société et des indications de la production pour 2009;

o)	la déclaration de changement important de la société datée du 26 janvier 2009 annonçant une mise à jour des activités de forage récentes sur son champ Hana Ouest à Gharib Ouest en Égypte;

p)

la déclaration de changement important de la société datée du 3 février 2009 annonçant une mise à jour des augmentations de la production récentes et des activités de forage sur son champ Hana Ouest à Gharib Ouest en Égypte;

q)	la déclaration de changement important de la société datée du 4 février 2009 annonçant le placement par voie de prospectus simplifié;

r)

le rapport sur les réserves de la société au 31 décembre 2008, conforme au Règlement 51-101 sur l’information concernant les activités pétrolières et gazières (la Norme canadienne 51-101 ailleurs qu’au Québec) selon le modèle des annexes 51-101A1 et 51-101A2 datées du 21 janvier 2009 et de l’annexe 51-101A3 datée du 2 février 2009.

                   Les documents du type que le Règlement 44-101 (la Norme canadienne 44-101 ailleurs qu’au Québec) prescrit l’intégration par renvoi dans un prospectus simplifié, y compris les déclarations de changement important (à l’exclusion des déclarations de changement important confidentielles), les états financiers intermédiaires comparatifs, les états financiers annuels comparatifs ainsi que le rapport des vérificateurs connexe, les rapports de gestion de la société, les circulaires d’information, les notices annuelles et les déclarations d’acquisition d’entreprise que dépose la société auprès des commissions des valeurs mobilières ou autorités analogues au Canada entre la date du présent prospectus simplifié et la réalisation du présent placement sont réputés intégrés par renvoi dans le présent prospectus simplifié.

                   Toute déclaration figurant dans le présent prospectus simplifié ou dans un document intégré ou réputé intégré par renvoi aux présentes est réputée modifiée ou remplacée aux fins du présent prospectus simplifié dans la mesure où une déclaration figurant aux présentes ou dans un document déposé par la suite qui est également intégré ou réputé intégré par renvoi aux présentes modifie ou remplace cette déclaration. Il n’est pas nécessaire que la déclaration ainsi modifiée ou remplacée indique qu’elle a modifié ou remplacé une déclaration antérieure ou comporte d’autres renseignements indiqués dans le document qu’elle modifie ou remplace. Le fait de modifier ou de remplacer une déclaration ne saurait être interprété comme une admission à quelque fin que ce soit que la déclaration modifiée ou remplacée constituait, au moment où elle a été faite, une information fausse ou trompeuse, une déclaration inexacte d’un fait important ou une omission d’énoncer un fait important dont la mention est requise ou qui est nécessaire pour qu’une déclaration ne soit pas fausse ou trompeuse à la lumière des circonstances dans lesquelles elle a été faite. Toute déclaration ainsi modifiée ou remplacée n’est réputée faire partie du présent prospectus que dans la mesure où elle est ainsi modifiée ou remplacée.

MISE EN GARDE CONCERNANT LES DÉCLARATIONS PROSPECTIVES

                   Le présent prospectus simplifié et les documents qui y sont intégrés par renvoi contiennent des déclarations prospectives. Ces déclarations se rapportent à des événements futurs ou au rendement futur de la société. Toutes les déclarations, sauf les déclarations qui concernent des faits historiques, constituent des déclarations prospectives. On peut parfois, mais pas toujours, repérer les déclarations prospectives par leur emploi de verbes au mode futur et conditionnel et de mots comme « prévoir », « projeter », « s’attendre à », « croire », « estimer », « prédire », « projet », « potentiel », « cibler », « avoir l’intention », « continuer », ou la forme négative de ces termes et expressions ou d’autres mots semblables. Ces déclarations ne sont que des prédictions. En outre, le présent prospectus simplifié et les documents qui y sont intégrés par renvoi peuvent contenir des déclarations prospectives attribuées à des sources tierces du secteur. Ces déclarations comportent des risques, des incertitudes et d’autres facteurs connus et inconnus qui peuvent faire en sorte que les résultats ou les événements réels soient très différents de ceux prévus dans ces déclarations prospectives. La société croit que les attentes exprimées dans ces déclarations prospectives sont raisonnables, mais rien nous garantit que ces attentes se révèleront exactes. Il ne faudrait pas se fier indûment aux déclarations prospectives contenues ou intégrées par renvoi dans le présent prospectus simplifié. Ces déclarations ne sont valables qu’à la date du présent prospectus simplifié ou à la date indiquée dans les documents intégrés par renvoi dans le présent prospectus simplifié, le cas échéant.

                   Il ne faudrait pas trop se fier à ces déclarations prospectives puisque rien ne garantit que les projets, les intentions ou les attentes sur lesquels elles se fondent se matérialiseront. De par sa nature, l’information prospective comporte un bon nombre d’hypothèses, de risques et d’incertitudes connus et inconnus, à la fois généraux et particuliers, qui contribuent à la possibilité que les prédictions, les prévisions, les projections et autres déclarations prospectives ne se matérialisent pas et qui peuvent faire en sorte que les résultats ou les événements réels soient très différents de ceux prévus dans ces déclarations prospectives. Les déclarations prospectives du présent prospectus simplifié comprennent, entre autres, les déclarations qui se rapportent :

  aux caractéristiques de rendement des terrains pétroliers et gaziers de la société;
  aux niveaux de la production de pétrole et de gaz naturel;
  à la quantité des réserves de pétrole et de gaz naturel;
  aux programmes de dépenses en immobilisations;
  à l’offre et à la demande du pétrole et du gaz et aux prix des marchandises;
  aux projets de forage;
  aux attentes concernant la capacité de la société à réunir des capitaux et à faire des ajouts continus aux réserves au moyen d’acquisitions et de travaux d’exploration et de mise en valeur;
  au traitement en vertu des régimes réglementaires gouvernementaux et des lois fiscales;
  à la réalisation des avantages prévus par suite d’acquisitions et de dispositions;
  aux facteurs techniques défavorables associés à l’exploration, à la mise en valeur, à la production ou au transport de réserves de pétrole brut et de gaz naturel;
  aux modifications ou aux perturbations des régimes politiques ou fiscaux dans les régions où la société exerce ses activités.

                   Parmi certains des risques et autres facteurs, qui pourraient faire en sorte que les résultats soient très différents de ceux exprimés dans les déclarations prospectives figurant dans le présent prospectus simplifié et dans les documents qui y sont intégrés par renvoi, on compte, notamment les suivants :

  la conjoncture économique générale au Canada, aux États-Unis et à l’échelle mondiale;
  la stabilité économique générale des créanciers et des prêteurs financiers de la société;
  le paiement des contrats de commercialisation du pétrole brut et des instruments financiers de couverture connexes;
  la situation au sein du secteur, y compris les fluctuations des prix du pétrole et du gaz naturel;
  la réglementation gouvernementale à l’égard du secteur pétrolier et gazier, y compris la réglementation en matière d’environnement;
  les fluctuations des taux de change ou d’intérêt;
  les risques inhérents aux activités d’exploitation du pétrole et du gaz naturel;
  les problèmes géologiques, techniques, de forage et de traitement;
  les événements imprévus au niveau de l’exploitation qui peuvent réduire la production ou faire en sorte que la production soit interrompue ou retardée;
  l’incapacité à obtenir un partenaire du secteur et les autres consentements et approbations de tiers, lorsqu’ils sont nécessaires;
  la volatilité du marché boursier et les évaluations faites sur le marché;
  la concurrence, notamment, à l’égard des capitaux, de l’acquisition de réserves, de terrains non mis en valeur et de personnel compétent;
  les évaluations incorrectes de la valeur des acquisitions;
  le besoin d’obtenir les approbations requises de la part des organismes de réglementation;
  les autres facteurs envisagés à la rubrique « Facteurs de risque ».

                   Les déclarations se rapportant aux « réserves » ou aux « ressources » sont réputées constituer des déclarations prospectives puisqu’elles comportent une évaluation implicite, fondée sur certaines estimations et hypothèses, qu’une certaine partie ou que la totalité des ressources ou des réserves décrites peuvent être produites de façon rentable à l’avenir. Les lecteurs doivent savoir que la liste des facteurs précédents n’est pas exhaustive. Les déclarations prospectives figurant dans le présent prospectus simplifié et dans les documents qui sont intégrés aux présentes par renvoi sont faites expressément sous réserve de la présente mise en garde. Ni la société ni les preneurs fermes ne sont tenus de mettre à jour l’une ou l’autre des déclarations prospectives après la date du présent prospectus simplifié afin que les déclarations soient conformes aux résultats réels ou aux modifications des attentes de la société.

MESURES NON CONFORMES AUX PCGR

Flux de trésorerie tirés des activités

                   La direction utilise les expressions « flux de trésorerie tirés des activités » et « flux de trésorerie tirés des activités poursuivies », qu’il ne faudrait pas considérer comme remplaçant ou comme étant plus significatives que l’expression « flux de trésorerie tirés des activités d’exploitation » au sens des principes comptables généralement reconnus du Canada (les « PCGR »). Les flux de trésorerie tirés des activités et les flux de trésorerie tirés des activités poursuivies sont des mesures non conformes aux PCGR qui représentent les fonds générés par les activités d’exploitation avant les variations des éléments hors caisse du fonds de roulement. La société considère qu’il s’agit d’une mesure clé puisqu’elle démontre la capacité de TransGlobe à générer les flux de trésorerie nécessaires au financement de la croissance future grâce aux dépenses en immobilisations. Les flux de trésorerie tirés des activités et les flux de trésorerie tirés des activités poursuivies pourraient ne pas être comparables à des mesures analogues qu’utilisent d’autres sociétés.

Revenu net

                   Le revenu net est une mesure non conforme aux PCGR et représente les produits d’exploitation après déduction des redevances, des charges d’exploitation et des impôts exigibles. La direction croit que le revenu net est une mesure complémentaire utile permettant d’analyser le rendement d’exploitation et de donner une indication des résultats générés par les principales activités commerciales de la société avant de considérer les autres formes de revenu et de frais. Le revenu net peut ne pas se comparer à des mesures analogues qu’utilisent d’autres sociétés.

TRANSGLOBE ENERGY CORPORATION

                   Dans le présent document, à moins que le contexte ne commande le contraire, on entend par « TransGlobe » ou la « société » TransGlobe Energy Corporation avec ses filiales en propriété exclusive.

Description sommaire de l’activité

                   TransGlobe a été constituée en société le 6 août 1968 et formée sous des variations de la dénomination « Dusty Mac », une entreprise d’exploration et d’extraction minière en vertu de la loi intitulée The Company Act (Colombie-Britannique). En 1992, elle est devenue une entreprise d’exploration et de mise en valeur de pétrole et de gaz aux États-Unis et plus tard en République du Yémen (« Yémen ») et au Canada et a cessé ses activités de société minière. La société a modifié sa dénomination, qui est devenue « TransGlobe Energy Corporation », le 2 avril 1996. Les terrains pétroliers et gaziers de la société aux États-Unis ont été vendus en 2000 pour financer les occasions en République du Yémen. Le 9 juin 2004, la société a été prorogée de la Colombie-Britannique à l’Alberta en vertu de la loi intitulée Business Corporations Act (Alberta). Au début de 2008, la société a vendu ses actifs et ses activités au Canada et exerce maintenant ses activités exclusivement en Égypte et au Yémen.

                   TransGlobe, par l’entremise de ses filiales en propriété exclusive, se consacre principalement à l’exploration, à la mise en valeur et à la production de pétrole brut, de gaz naturel et de liquides de gaz naturel en Égypte et au Yémen. Le tableau suivant présente les filiales de la société et les participations de la société dans ces filiales :

Nom de la filiale	Territoire de constitution	Propriété
TransGlobe West Gharib Inc.1)	Îles Turks et Caicos (A.B.)	100%
Drucker Petroleum Inc.1)	Îles vierges britanniques	100%
GHP Exploration (West Gharib) Ltd.1)	Barbade	100%
TransGlobe Petroleum International Inc.	Îles Turks et Caicos (A.B.)	100%
TG Holdings Yemen Inc.1)	Îles Turks et Caicos (A.B.)	100%
TransGlobe Petroleum Egypt Inc.1)	Îles Turks et Caicos (A.B.)	100%

Note :

1)	Ces sociétés appartiennent en exclusivité à TransGlobe Petroleum International Inc., société qui est une filiale en propriété exclusive de la société.

                   TG Holdings Yemen Inc. est propriétaire de la participation de TransGlobe au Yémen dans le bloc 32, le bloc 72, le bloc 75, le bloc 84 et le bloc S1. TransGlobe Petroleum Egypt Inc. est propriétaire de la participation de TransGlobe dans le bloc 1 Nuqra en Égypte. TransGlobe West Gharib Inc., Drucker Petroleum Inc. et GHP sont propriétaires de la participation de TransGlobe dans la concession Gharib Ouest en Égypte.

Évolution générale de l’activité

                   TransGlobe est une société pétrolière et gazière en amont internationale établie au Canada et indépendante dont les principales activités commerciales comprennent l’exploration, la mise en valeur et la production de pétrole brut, de liquides de gaz naturel et de gaz naturel. La société a des activités d’exploration et de production en Égypte et au Yémen. Se reporter à la rubrique « Évolution générale de l’activité » dans la notice annuelle, qui est intégrée aux présentes par renvoi.

Faits nouveaux

                   En janvier 2008, la société a inscrit ses titres au NASDAQ sous le symbole « TGA », ce qui remplace son inscription à l’American Stock Exchange. La société est inscrite à la Bourse de Toronto sous le symbole TGL depuis le 7 novembre 1997.

                   En février 2008, la société a réalisé l’acquisition de GHP en contrepartie de 40,2 millions de dollars américains en vue d’acquérir la participation directe restante de 30 % dans la concession Gharib Ouest en Égypte, de sorte que la société détient maintenant une participation de 100 % dans le bail de mise en valeur Hana et une participation de 75 % dans les sept baux de mise en valeur restants de la concession Gharib Ouest.

                   Le 30 avril 2008, la société a procédé à la clôture de la vente de ses actifs et de ses activités au Canada en contrepartie d’environ 56,7 millions de dollars. Le produit tiré de la vente des biens canadiens de la société a servi à financer l’acquisition de GHP ainsi que d’autres dépenses en immobilisations.

                   Le 18 août 2008, la société a annoncé qu’elle avait réalisé l’acquisition de la participation restante de 25 % dans la concession Gharib Ouest qu’elle ne détenait pas auparavant en contrepartie de 18 millions de dollars américains, acquisition qui fait en sorte que la société détient une participation directe de 100 % dans tous les neuf baux de la concession Gharib Ouest. L’acquisition a été financée par la facilité de crédit de TransGlobe et le fonds de roulement. En fonction de l’importance des ajouts aux réserves futures dans les champs Hoshia Est et Rahmi Sud, TransGlobe a convenu de verser au vendeur des frais de conclusion d’opération pouvant aller jusqu’à 5,0 millions de dollars américains et 2,0 millions de dollars américains, respectivement.

STRUCTURE DU CAPITAL CONSOLIDÉ DE LA SOCIÉTÉ

                   Le tableau suivant présente la structure du capital consolidée de la Société au 30 septembre 2008, compte tenu et compte non tenu du présent placement.

(en dollars américains sauf les montants par action)

En cours et en circulation
		En cours et en circulation	au 30 septembre 2008,
	Autorisé	au 30 septembre 2008	tenu du placement(3)

Dette :
Emprunt bancaire(1)		57 127 344 $	57 127 344 $
Capital-actions :
Actions ordinaires(2)	Illimité	50 407 871 $	65 666 006 $
		(59 551 839 actions)	(65 349 839 actions)

Notes :

(1)

La Société dispose d’une facilité d’emprunt renouvelable de 60,0 M$ US auprès d’un regroupement de quatre banques. Les facilités d’emprunt portent intérêt au taux de l’eurodollar majoré de trois pour cent et sont garanties par une débenture à charge flottante de premier rang sur l’ensemble des actifs de la Société, par une cession générale des créances comptables, par le nantissement des titres des filiales de la Société et par certaines clauses restrictives.

(2)	Au 30 septembre 2008, 5 966 244 actions ordinaires étaient réservées aux fins d’émission dans le cadre du régime d’options d’achat d’actions de la Société.
(3)

Les montants ne tiennent pas compte de l’exercice de l’option d’attribution excédentaire. Si l’option d’attribution excédentaire est exercée en totalité, le capital-actions représenté par les actions ordinaires s’établirait à 67 987 535 $ US (66 219 539 actions ordinaires en circulation).

DESCRIPTION DU PLACEMENT

                   Le placement consiste en 5 798 000 actions ordinaires au prix de 3,45 $ l’action ordinaire et peut comporter jusqu’à 869 700 actions ordinaires au prix de 3,45 $ l’action ordinaire si l’option de surallocation est levée en totalité.

EMPLOI DU PRODUIT

                   Le produit net estimatif revenant à la société et tiré de la vente des actions ordinaires est de 18 602 945 $, après déduction de la rémunération des preneurs fermes de 1 000 155 $ et des frais du placement estimés à 400 000 $. Si l’option de surallocation est levée en totalité, le produit net tiré de la vente des actions ordinaires aux termes des présentes est estimé à 21 453 386,75 $ après déduction de la rémunération des preneurs fermes de 1 150 178,25 $ et des frais estimatifs du placement de 400 000 $. Se reporter à la rubrique « Mode de placement ».

                   La société utilisera le produit net du placement principalement afin de financer les dépenses en immobilisations constantes en Égypte et au Yémen, afin de rembourser les facilités de crédit existantes et aux fins générales de l’entreprise. La majorité du produit du placement sera attribué à la région de Gharib Ouest en Égypte au cours des 12 à 18 prochains mois afin d’accélérer un certain nombre de projets, notamment la mise en valeur de la nouvelle découverte à Hana Ouest; la construction et la mise en place d’installations d’injection d’eau à Hana et à Hoshia; et des travaux de forage d’exploration. Une tranche d’environ 40 % du produit net du placement servira temporairement à rembourser partiellement les dettes bancaires impayées de la société, soit 58,0 millions de dollars américains au 31 décembre 2008, ce qui permettra de dégager une capacité d’emprunt en vue du financement d’une partie du programme d’immobilisations de 2009 et de 2010 de la société. La facilité de crédit a servi principalement à financer les dépenses en immobilisations de la société, y compris l’acquisition de GHP (environ 40,0 millions de dollars américains) et l’acquisition de la participation restante de 25 % dans la concession Gharib Ouest que la société ne détenait pas auparavant pour une contrepartie d’environ 18,0 millions de dollars américains (15 millions de dollars américains payés au moyen d’une dette). Le produit net du placement servira à accroître le budget d’immobilisations de 2009 d’environ 11,0 millions de dollars américains pour le porter à environ 35,0 millions de dollars américains. Le volet Yémen du programme d’immobilisations de 2009 devrait demeurer inchangé à environ 14,0 millions de dollars américains. Le volet Égypte du budget d’immobilisations de 2009 devrait augmenter pour s’établir à environ 21,0 millions de dollars américains, à imputer exclusivement aux biens de Gharib Ouest. Le solde du produit devrait servir au programme d’immobilisations de 2010 en Égypte et au Yémen.

MODE DE PLACEMENT

                   Aux termes d’une convention de prise ferme (la « convention de prise ferme ») datée du 10 février 2009, intervenue entre la société et les preneurs fermes, la société a convenu de vendre, et les preneurs fermes ont convenu d’acheter, vers le 24 février 2009, sous réserve des modalités de cette convention, les actions ordinaires offertes aux présentes au prix de 3,45 $ l’action ordinaire, soit une contrepartie brute totale de 20 003 100 $ payable à la société contre remise des actions ordinaires. Le prix des actions ordinaires offertes aux présentes a été déterminé par voie de négociations entre la société et Tristone Capital Inc. en son nom et au nom de l’autre preneur ferme. En contrepartie de leurs services relativement au placement, les preneurs fermes recevront une rémunération de 0,1725 $ l’action ordinaire émise par la société, soit une rémunération globale payable par la société de 1 000 155 $ (avant la levée de l’option de surallocation).

                   La société a attribué l’option de surallocation aux preneurs fermes en vue de l’achat de 869 700 actions ordinaires supplémentaires au prix de 3,45 $ l’action ordinaire, option pouvant être levée en totalité ou en partie, en tout temps et à l’occasion au cours d’une période de 30 jours à compter de la date de clôture pour tenir compte des surallocations, le cas échéant, et aux fins de stabilisation du marché. L’acheteur qui fait l’acquisition d’actions ordinaires faisant partie de l’option de surallocation les acquiert aux termes du présent prospectus simplifié, peu importe que l’option de surallocation soit finalement obtenue par la levée de l’option de surallocation ou par des achats sur le marché secondaire. Si l’option de surallocation est levée en totalité, le placement total, la rémunération des preneurs fermes et le produit net revenant à la société (avant déduction des frais du placement) seront de 23 003 565 $, de 1 150 178,25 $ et de 21 853 386,75 $, respectivement. Le présent prospectus simplifié vise également l’attribution de l’option de surallocation et le placement des actions ordinaires pouvant être émises à la levée de l’option de surallocation.

                   Les obligations des preneurs fermes aux termes de la convention de prise ferme sont individuelles et non solidaires et peuvent prendre fin à la survenance de certains événements déterminés. Les preneurs fermes sont toutefois tenus de prendre livraison des actions ordinaires offertes aux présentes et de les régler si l’une ou l’autre d’entre elles est achetée aux termes de la convention de prise ferme. Si un ou plus d’un preneur ferme omet d’acheter les actions ordinaires qu’il a convenu d’acheter, l’autre preneur ferme peut mettre fin à ses obligations d’acheter sa quote-part des actions ordinaires ou peut, sans y être tenu, les acheter selon la proportion prévue entre eux. La convention de prise ferme prévoit également que la société indemnisera les preneurs fermes et leurs mandataires, administrateurs, dirigeants, actionnaires et employés à l’égard de certaines responsabilités et de certains frais.

                   La société a été informée par les preneurs fermes qu’à l’occasion du placement, les preneurs fermes peuvent effectuer des opérations qui stabilisent ou maintiennent le cours des actions ordinaires à des niveaux autres que ceux qui se seraient formés par ailleurs sur le marché libre. De telles opérations, si elles sont entreprises, peuvent être interrompues en tout temps.

                   La société a convenu de ne pas, directement ou indirectement, sans obtenir au préalable le consentement de Tristone Capital Inc., au nom des preneurs fermes aux termes de la convention de prise ferme, lequel consentement ne peut être refusé sans motif raisonnable, vendre ou offrir de vendre des actions ordinaires ni par ailleurs d’émettre, de prêter, de céder ou d’aliéner des titres susceptibles de faire l’objet d’une conversion, d’un échange ou d’une levée afin d’obtenir des actions ordinaires ou annoncer son intention de le faire, en tout temps avant la date qui tombe 90 jours après la clôture du placement, sauf aux fins des ententes de rémunération en actions de la société ou en vue de l’acquittement de certains effets en circulation à la date de la convention de prise ferme.

                   Les certificats des actions ordinaires pourront être livrés à la clôture du présent placement, qui devrait avoir lieu vers le 24 février 2009 ou à toute autre date dont peuvent convenir mutuellement la société et les preneurs fermes.

                   La société a demandé l’inscription des actions ordinaires placées aux termes du présent placement à la Bourse de Toronto et au NASDAQ. L’inscription sera conditionnelle au respect par la société de la totalité des exigences d’inscription de la Bourse de Toronto et du NASDAQ, respectivement.

                   Les actions ordinaires offertes aux termes du présent prospectus simplifié n’ont pas été ni ne seront inscrites en vertu de la Loi de 1933, d’une loi sur les valeurs mobilières ou d’une loi axée sur la protection de l’épargne de l’un ou l’autre des États des États-Unis. Par conséquent, les actions ordinaires (ou les droits ou participations qui s’y rattachent) ne peuvent être offertes en vue d’un achat ou d’une vente ni vendues ou par ailleurs cédées ou aliénées aux États-Unis ou à des personnes des États-Unis, sauf à l’occasion d’opérations dispensées des exigences prévues d’inscription par la Loi de 1933 et les lois sur les valeurs mobilières d’État applicables.

                   Les preneurs fermes ont convenu de ne pas offrir en vue d’un achat ou d’une vente, de vendre ou de par ailleurs céder ou aliéner les actions ordinaires (ou les droits ou participations qui s’y rattachent) aux États-Unis, ou à des personnes des États-Unis (au sens de U.S. Persons dans le Règlement S pris en application de la Loi de 1933), sauf à l’intention de certains investisseurs autorisés conformément aux dispenses d’inscription prévues dans la Loi de 1933. En outre, la convention de prise ferme prévoit que les preneurs fermes n’offriront et ne vendront les actions ordinaires à l’extérieur des États-Unis qu’en conformité avec le Règlement S pris en application de la Loi de 1933.

                   Les preneurs fermes ont convenu, sauf dans certaines opérations dispensées des exigences d’inscription prévues par la Loi de 1933, de ne pas offrir ni vendre les actions ordinaires aux États-Unis ou pour le compte ou au bénéfice de personnes aux États-Unis, i) dans le cadre de leurs activités de placement ou ii) par ailleurs, jusqu’à l’écoulement d’un délai de 40 jours après le dernier des événements suivants à survenir : le début du placement ou la date de clôture (ou la date de clôture relative à l’option de surallocation, le cas échéant) (la « période de conformité du placement »), à moins qu’une dispense des exigences d’inscription prévues dans la Loi de 1933 ne soit offerte. Les preneurs fermes ont de plus convenu que toutes les offres et les ventes des actions ordinaires au cours de la période de conformité du placement seront faites en conformité de la Règle 903 ou 904 du Règlement S pris en application de la Loi de 1933 ou d’une dispense des exigences d’inscription en vertu de la Loi de 1933. Chaque preneur ferme et tout autre placeur vendant des actions ordinaires (ou des actions ordinaires visées par l’option de surallocation, le cas échéant) aux termes du présent placement à un placeur, à un courtier (selon la définition du terme dealer à l’alinéa 2(a)(12) de la Loi de 1933), ou à toute personne qui reçoit un escompte, des honoraires ou une autre forme de rémunération à l’égard des titres vendus, avant l’écoulement d’un délai de conformité du placement de 40 jours après la clôture du présent placement, doit envoyer une confirmation ou un autre avis à l’acquéreur indiquant que ce dernier est soumis aux mêmes restrictions à l’égard des offres et des ventes que celles qui s’appliquent à un placeur.

                   Le présent prospectus simplifié ne s’adresse et n’est destiné i) qu’aux personnes à l’extérieur du R.-U. ou ii) qu’aux personnes du R.-U. qui a) sont un « investisseur admissible » (qualified investor) au sens du paragraphe 86(7) de la FSMA et b) ont une expérience professionnelle des questions concernant les placements et qui sont des personnes dont il est fait mention à l’article 19 (experts en placement) (investment professionals) ou l’article 49 (sociétés à valeur nette élevée (high net worth companies), associations sans personnalité morale (unincorporated associations), etc.) au sens de la Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 du R.-U. (dans sa version modifiée) ou c) sont par ailleurs légalement autorisées à le recevoir (toutes ces personnes étant appelées ensemble les « personnes concernées »). Les titres offerts aux termes des présentes ne sont offerts qu’aux personnes concernées et toute invitation, offre ou entente en vue de souscrire, d’acheter ou d’acquérir par ailleurs ces titres ne sera faite qu’auprès des personnes concernées. En acceptant un exemplaire du présent prospectus simplifié et en offrant d’acquérir des actions ordinaires aux termes du placement, les investisseurs éventuels du R.-U. seront réputés avoir déclaré qu’ils répondent aux critères précisés à la disposition ii) précédente pour être une personne concernée. Toute personne qui n’est pas une personne concernée ne devrait pas donner suite au présent document ou à l’une quelconque de ses dispositions ni s’y fier. Le présent document n’est pas un prospectus aux fins du paragraphe 85(1) de la FSMA et ne renferme aucun appel public à l’épargne au sens de l’article 102B de la FSMA, de la loi intitulée Companies Act 2006 du R.-U. ou d’autres lois. Par conséquent, le présent document n’a pas été approuvé à titre de prospectus par la FSA en vertu de l’article 87A de la

FSMA et n’a pas été déposé auprès de la FSA en vertu des règles relatives aux prospectus du R.-U. ni n’a été approuvé par une personne autorisée en vertu de la FSMA.

                   Chaque preneur ferme a convenu dans la convention de prise ferme de ne pas, directement ou indirectement, offrir aux fins de souscription ou de vente les actions ordinaires ou de solliciter des demandes à l’égard de celles-ci ni de diffuser des documents relativement au placement à une personne : a) si, ce faisant, le placement devait être considéré comme un appel public à l’épargne au sens de l’article 102B de la FSMA et(ou) si TransGlobe devait publier un prospectus (au sens des règles relatives aux prospectus du R.-U. publiées par la Financial Services Authority du R.-U.) en ce qui concerne le placement; et(ou) b) qui n’est pas une des personnes dont il est fait mention à l’article 19 (experts en placement) et(ou) l’article 49 (sociétés à valeur nette élevée, associations sans personnalité morale, etc.) en vertu de la Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 du R.-U.

DESCRIPTION DU CAPITAL-ACTIONS

                   La société est autorisée à émettre un nombre illimité d’actions ordinaires. Chaque action ordinaire confère à son porteur le droit de recevoir l’avis de convocation à toutes les assemblées des actionnaires de la société et d’assister et de voter à ces assemblées. Les porteurs d’actions ordinaires sont en droit, à l’appréciation du conseil d’administration de la société et sous réserve des restrictions légales, de recevoir les dividendes que déclare le conseil d’administration sur les actions ordinaires. Les porteurs d’actions ordinaires sont en droit de participer sur un pied d’égalité à la distribution des actifs de la société au moment de la liquidation, de la dissolution ou de la faillite de la société ou d’une autre disposition de ses actifs entre ses actionnaires aux fins de liquider ses affaires. Au 9 février 2009, il y avait 59 529 839 actions ordinaires émises et en circulation.

                   Le 13 mars 2008, la société a remplacé la convention antérieure relative au régime de droits de protection des actionnaires, qui était expirée, par une nouvelle convention relative au régime de droits de protection des actionnaires (le « régime de droits ») avec la Société de fiducie Computershare du Canada à titre d’agent chargé des droits, lequel régime a été approuvé par les actionnaires de TransGlobe le 7 mai 2008 à l’assemblée générale et extraordinaire des actionnaires de 2008. Le régime de droits prévoit de façon générale que dès qu’une personne ou une entité fait l’acquisition de 20 % ou plus des actions ordinaires émises et en circulation (sauf aux termes de certaines opérations autorisées ou dispensées) et dès que surviennent certains autres événements, chaque porteur d’actions ordinaires, sauf cette personne ou entité, a le droit d’acquérir des actions ordinaires à un prix assorti d’un escompte. Le régime de droits est semblable aux autres régimes de droits d’actionnaires ou de porteurs de parts adoptés dans le secteur de l’énergie. Il est possible d’obtenir gratuitement des exemplaires du régime de droits sur demande adressée au secrétaire général adjoint de la société à Suite 2500, 605 – 5th Avenue S.W., Calgary (Alberta) T2P 3H5 ou en téléphonant au numéro 403-264-9888. En outre, il est possible d’obtenir des exemplaires du régime de droits, tel qu’il a été déposé auprès des commissions des valeurs mobilières ou autorités analogues au Canada le 9 mai 2008, à partir du profil de la société sur le système SEDAR à l’adresse www.sedar.com.

VENTES ANTÉRIEURES

                   Au cours de l’exercice terminé le 31 décembre 2008, TransGlobe a émis des options d’achat d’actions aux termes de son régime d’options d’achat d’actions (le « régime ») visant l’acquisition d’un total de 3 457 200 actions ordinaires au prix de levée moyen pondéré de 4,03 $ l’action ordinaire.

                   Au cours de l’exercice terminé le 31 décembre 2008, TransGlobe a émis un total de 173 300 actions ordinaires par suite de la levée d’options d’achat d’actions émises auparavant aux termes du régime pour une contrepartie globale d’environ 515 691 $. En janvier 2009, TransGlobe a émis un total de 30 000 actions ordinaires par suite de la levée d’options d’achat d’actions émises auparavant aux termes du régime pour une contrepartie globale d’environ 97 800 $.

FOURCHETTE DES COURS ET VOLUMES DES OPÉRATIONS SUR LES ACTIONS ORDINAIRES

Les actions ordinaires de TransGlobe sont inscrites et affichées en vue de leur négociation à la Bourse de Toronto et au NASDAQ sous les symboles « TGL » et « TGA », respectivement (avant le 16 janvier 2008, les actions ordinaires étaient négociées aux États-Unis à l’American Stock Exchange sous le symbole « TGA »).

Le tableau suivant présente les cours de clôture extrêmes mensuels et le total des volumes des opérations à la Bourse de Toronto pour les périodes indiquées :

(en dollars canadiens, sauf les	Haut	Bas
données sur le volume)	$	$	Volume
2008
Janvier	5,50	4,63	1 639 900
Février	5,54	4,83	911 300
Mars	5,47	4,41	1 749 700
Avril	5,10	4,61	859 000
Mai	5,17	4,72	1 443 800
Juin	5,60	5,06	1 046 300
Juillet	5,00	4,04	983 000
Août	4,38	3,95	802 900
Septembre	4,00	3,35	1 288 600
Octobre	3,30	1,80	1 486 900
Novembre	3,11	2,17	1 964 600
Décembre	3,07	2,51	1 112 900
2009
Janvier	3,90	2,88	786 900
1er au 9 février	3,73	3,40	693 700

Le tableau suivant présente les cours de clôture extrêmes mensuels et le total des volumes des opérations à la Bourse de Toronto pour les périodes indiquées :

(en dollars américains, sauf les	Haut	Bas
données sur le volume)	$	$	Volume
2008
Janvier	5,39	4,50	3 439 300
Février	5,68	4,82	3 698 500
Mars	5,50	4,26	3 908 100
Avril	5,08	4,56	3 314 100
Mai	5,23	4,59	3 971 600
Juin	5,48	4,95	4 223 100
Juillet	5,05	3,96	4 815 900
Août	4,13	3,77	3 231 500
Septembre	3,78	2,74	3 545 500
Octobre	3,07	1,51	5 988 900
Novembre	2,63	1,69	3 070 800
Décembre	2,60	1,92	3 738 600
2009
Janvier	3,13	2,25	2 731 800
1er au 9 février	3,04	2,77	779 100

Le 3 février 2009, dernier jour de bourse complet au cours duquel les actions ordinaires ont été négociées avant l’annonce du présent placement, le cours de clôture des actions ordinaires était de 3,73 $ à la Bourse de Toronto et de 3,04 $ US au NASDAQ. Le 9 février 2009, le cours de clôture des actions ordinaires à la Bourse de Toronto et au NASDAQ était de 3,41 $ et de 2,81 $ US, respectivement.

FACTEURS DE RISQUE

Un placement dans les actions ordinaires est spéculatif en raison de la nature des activités de la société dans le domaine de l’exploration, de l’acquisition, de la mise en valeur et de la production de réserves de pétrole et de gaz naturel. Un investisseur devrait étudier avec soin les facteurs de risque présentés ci-après et examiner tous les autres renseignements figurant aux présentes, ainsi que les facteurs de risque dont il est question dans la notice annuelle, laquelle est intégrée aux présentes par renvoi.

Marchés financiers

                   En raison de la détérioration de la situation économique mondiale, la société ainsi que toutes les autres entités du secteur pétrolier et gazier auront un accès limité aux capitaux et verront leurs frais d’emprunt augmenter. La capacité de prêter de l’ensemble des institutions financières a diminué et les indemnités de risque ont augmenté de façon indépendante de l’entreprise et des actifs de la société. Puisque les dépenses en immobilisations futures seront financées au moyen des fonds générés par les activités, des emprunts et de ventes futures éventuelles d’actions, la capacité de la société dépend donc, entre autres facteurs, de la situation globale des marchés financiers et de l’intérêt qu’auront les investisseurs pour les placements dans le secteur de l’énergie et les titres de la société en particulier.

                   Dans la mesure où les sources externes de capitaux deviennent limitées, assorties de modalités exigeantes ou non disponibles, la capacité de la société d’effectuer des dépenses en immobilisations et de conserver ses actifs existants pourrait être amoindrie, ce qui pourrait avoir un effet défavorable important sur ses actifs, ses dettes, son entreprise, sa situation financière et ses résultats d’exploitation.

                   Au 31 décembre 2008, la société disposait d’un crédit inutilisé d’environ 2,0 millions de dollars américains aux termes de sa facilité de crédit bancaire.

                   Compte tenu des fonds actuellement disponibles et des flux de trésorerie tirés des activités prévus, la société croit disposer de suffisamment de fonds pour financer ses dépenses en immobilisations projetées. Toutefois, si les flux de trésorerie tirés des activités sont inférieurs à ceux prévus ou si ses dépenses en immobilisations sont supérieures aux estimations actuelles, ou si la société engage des frais imprévus importants pour la mise en valeur ou l’entretien de ses terrains existants, elle pourrait devoir chercher d’autres capitaux pour maintenir ses dépenses en immobilisations aux niveaux prévus. L’incapacité pour la société d’obtenir le financement nécessaire à ses projets de dépenses en immobilisations pourrait entraîner un retard dans la mise en valeur de ses terrains ou à la production qui en provient.

Risque associé au refinancement

                   La société a actuellement une facilité de crédit syndiquée de 60,0 millions de dollars américains consentie par un syndicat de quatre banques sur laquelle elle a prélevé jusqu’à maintenant un montant de 58,0 millions de dollars américains. Au gré de la société, les prêteurs passeront en revue chaque année la facilité de crédit et détermineront s’ils la prolongent d’une autre année. Si la facilité n’est pas prolongée avant septembre 2010, la dette aux termes de la facilité sera remboursable à cette date. Il y a également un risque que la facilité de crédit ne soit pas renouvelée pour la même durée ou selon les mêmes modalités. L’un ou l’autre de ces événements pourrait avoir une incidence sur la capacité de la société à financer les activités courantes.

                   La société est tenue de respecter les engagements aux termes de la facilité de crédit. Si la société ne respecte pas ces engagements, son accès à des capitaux pourrait être limité ou le remboursement pourrait être requis. La société examine couramment les engagements à la lumière des résultats réels et prévus et est en mesure de modifier ses projets de mise en valeur afin de respecter ses engagements aux termes de la facilité de crédit.

Risque lié au crédit de tierces parties

                   La société est et peut-être à l’avenir exposée au risque lié au crédit de tierces parties en raison de ses ententes contractuelles avec ses coentrepreneurs actuels ou futurs, les entreprises qui commercialisent sa production de pétrole et de gaz naturel et des tiers, entre autres le gouvernement du Yémen et celui de l’Égypte. Des changements majeurs à la réglementation sur l’environnement, aux politiques gouvernementales, aux taux de redevances et d’autres facteurs géopolitiques pourraient nuire à la capacité de la société de réaliser la pleine valeur de ses comptes clients. La société a actuellement et a eu par le passé des comptes clients importants de la part du gouvernement de l’Égypte. Bien que ce gouvernement fasse régulièrement des paiements sur les sommes qu’il doit à la société, le calendrier de ces paiements a toujours été plus long que la norme dans le secteur. Bien que la société estime pouvoir recouvrer ces comptes clients, advenant que le gouvernement de l’Égypte manque à ses obligations ou que d’autres créanciers tiers manquent à leurs obligations envers la société, ces manquements pourraient individuellement ou globalement avoir un effet néfaste marqué sur la société, ses flux de trésorerie tirés des activités et sa capacité à réaliser son programme continu de dépenses en immobilisations

Cours des actions

                   Rien ne garantit qu’un marché actif pour les actions ordinaires sera maintenu après le placement. Par le passé, les titres de sociétés pétrolières et gazières émettrices ont connu une volatilité considérable, plus particulièrement au cours des six mois précédant le présent placement, souvent par suite de facteurs sans rapport avec le rendement financier ou les perspectives des sociétés visées. Parmi ces facteurs, on compte l’évolution macroéconomique en Amérique du Nord et à l’échelle mondiale et les perceptions qu’ont les marchés de l’intérêt qu’offrent des industries particulières. Le cours des titres de TransGlobe est aussi susceptible d’être très touché par les variations à court terme des prix des marchandises, les fluctuations du change, ou la situation financière ou les résultats d’exploitation de TransGlobe, tels qu’ils sont indiqués dans ses rapports périodiques sur les bénéfices. Parmi d’autres facteurs sans rapport avec le rendement de TransGlobe qui peuvent avoir un effet sur le cours de ses titres, on compte les suivants : l’importance de la couverture analytique mise à la disposition des investisseurs en ce qui concerne l’entreprise de TransGlobe peut être limitée si les banques d’investissement dotées de services de recherche n’accordent pas d’attention aux titres de TransGlobe; la diminution des volumes des opérations et de l’intérêt général du marché à l’égard des titres de TransGlobe peut perturber la capacité d’un investisseur de négocier un nombre important de titres de TransGlobe; la taille du flottant public de TransGlobe peut limiter la capacité de certaines institutions d’investir dans les titres de TransGlobe; et une baisse marquée du prix des titres de TransGlobe qui se prolonge pendant une longue période pourrait faire en sorte que les titres de TransGlobe soient radiés de la cote d’une bourse, réduisant ainsi davantage la liquidité sur le marché. Si un marché actif pour les titres de TransGlobe n’est pas maintenu, la liquidité du placement d’un investisseur pourrait être limitée et le cours des titres de la société peut baisser en deçà du prix d’offre. Si un marché actif ne se crée pas, les investisseurs pourraient perdre tout leur placement dans les actions ordinaires. En raison de l’un ou l’autre de ces facteurs, le cours des titres de TransGlobe à un moment déterminé pourrait ne pas tenir compte exactement de la valeur à long terme de TransGlobe. Des recours collectifs visant des valeurs mobilières ont souvent été intentés contre des sociétés après des périodes de volatilité des cours de leurs titres. TransGlobe pourrait à l’avenir faire l’objet de tels litiges. Les litiges en valeurs mobilières pourraient se traduire par d’importantes pertes et d’importants dommages-intérêts et détourner les ressources et l’attention de la direction.

Dilution attribuable à d’autre financement par actions

                   Si TransGlobe réunit des fonds supplémentaires par l’émission de titres de participation supplémentaires, un tel financement pourrait considérablement diluer la participation des actionnaires de TransGlobe et réduire la valeur de leur placement.

Conjoncture financière mondiale actuelle

                   La conjoncture financière mondiale actuelle a fait l’objet d’une volatilité accrue, et de nombreuses institutions financières ont soit fait faillite soit été secourues par les autorités gouvernementales. L’accès au financement public a été gravement touché par les hypothèques à risque très élevé et la crise des liquidités touchant le marché du papier commercial adossé à des actifs. Ces facteurs peuvent nuire à la capacité de TransGlobe d’obtenir du financement par actions ou par emprunt à l’avenir et, si elle parvient à obtenir un tel financement, celui-ci peut être assorti de modalités qui lui sont favorables. Si ces niveaux accrus de volatilité et l’agitation des marchés se poursuivent, ils pourraient avoir une incidence défavorable sur les activités de TransGlobe ainsi que sur le cours des actions ordinaires.

EXPERTS INTÉRESSÉS

                   Certaines questions d’ordre juridique relatives à l’émission des actions ordinaires offertes par les présentes seront examinées au nom de la société par Burnet, Duckworth & Palmer LLP et, au nom des preneurs fermes, par Blake, Cassels & Graydon S.E.N.C.R.L./s.r.l. Au 9 février 2009, les associés et les avocats de Burnet, Duckworth & Palmer LLP, en tant que groupe, et les associés et les avocats de Blake, Cassels & Graydon S.E.N.C.R.L./s.r.l., en tant que groupe, étaient propriétaires de moins de 1 % des actions ordinaires en circulation.

                   Les estimations des réserves figurant dans certains des documents intégrés par renvoi dans le présent prospectus simplifié se fondent sur des rapports dressés par DeGolyer & MacNaughton Canada Limited en qualité de consultants indépendants à l’égard des réserves de la société. À la date des présentes, les associés, en tant que groupe, de DeGolyer & MacNaughton Canada Limited sont propriétaires véritables, directement ou indirectement, de moins de 1 % des actions ordinaires en circulation.

POURSUITES

                   Il n’y a actuellement aucune poursuite en cours qui est importante pour la société ou à laquelle la société est partie ou qui vise les biens de la société, et aucune telle poursuite n’est envisagée.

VÉRIFICATEURS, AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

                   Les vérificateurs de la société sont Deloitte & Touche s.r.l., comptables agréés indépendants, 3000, 700 - 2nd Street SW, Calgary (Alberta) T2P 0S7.

                   L’agent chargé des registres et agent des transferts des actions ordinaires est Olympia Trust Company à ses bureaux principaux dans les villes de Calgary, en Alberta et de Toronto, en Ontario.

DROITS DE RÉSOLUTION ET SANCTIONS CIVILES

                   La législation en valeurs mobilières de certaines provinces du Canada confère au souscripteur ou à l’acquéreur un droit de résolution. Ce droit ne peut être exercé que dans les deux jours ouvrables suivant la réception réelle ou réputée du prospectus et des modifications. Dans plusieurs provinces, la législation permet également au souscripteur et à l’acquéreur de demander la nullité ou, dans certains cas, des dommages-intérêts, si le prospectus contient de l’information fausse ou trompeuse ou ne lui a pas été transmis. Ces droits doivent être exercés dans des délais déterminés. On se reportera aux dispositions applicables et on consultera éventuellement un avocat.

CONSENTEMENT DES VÉRIFICATEURS

Nous avons lu le prospectus simplifié de TransGlobe Energy Corporation (la « Société ») daté du <> février 2009 relatif à la distribution de 5 798 000 actions ordinaires de la Société (le « prospectus »). Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l’intervention du vérificateur sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus notre rapport au conseil d’administration et aux actionnaires de la Société portant sur les bilans consolidés de la Société aux 31 décembre 2007 et 2006 et sur les états consolidés des résultats, des bénéfices non répartis, du résultat étendu et des flux de trésorerie pour les exercices terminés à ces dates. Notre rapport est daté du 29 février 2008, sauf les notes 15c, d et e, qui sont datées du 10 février 2009.

Calgary (Alberta)	Comptables agréés
Le <> février 2009	inscrits indépendants

CONSENTEMENT DES VÉRIFICATEURS

Nous avons lu le prospectus simplifié de TransGlobe Energy Corporation (la « Société ») daté du <> février 2009 relatif à la distribution de 5 798 000 actions ordinaires de la Société (le « prospectus »). Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l’intervention du vérificateur sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus notre rapport à l’actionnaire de GHP Exploration (West Gharib) Ltd. (« GHP ») portant sur le bilan de GHP au 31 décembre 2007 et sur les états des résultats, du résultat étendu, des bénéfices non répartis et des flux de trésorerie pour l’exercice terminé à cette date. Notre rapport est daté du 28 avril 2008.

St. Michael, Barbade	Comptables agréés
Le <> février 2009

A-1

ATTESTATION DE LA SOCIÉTÉ

Fait le 10 février 2009

                   Le présent prospectus simplifié, avec les documents qui y sont intégrés par renvoi, révèle de façon complète, véridique et claire tout fait important relatif aux titres faisant l’objet du placement, conformément à la législation en valeurs mobilières des provinces de la Colombie-Britannique, d’Alberta, d’Ontario et de Québec.

TRANSGLOBE ENERGY CORPORATION

(signé) Ross G. Clarkson	(signé) David C. Ferguson
Président et chef de la direction	Vice-président des finances et chef des finances

Au nom du conseil d’administration de
TransGlobe Energy Corporation

(signé) Lloyd W. Herrick	(signé) Geoffrey C. Chase
Administrateur	Administrateur

A-2

ATTESTATION DES PRENEURS FERMES

Fait le 10 février 2009

                  À notre connaissance, le présent prospectus simplifié, avec les documents qui y sont intégrés par renvoi, révèle de façon complète, véridique et claire tout fait important relatif aux titres faisant l’objet du placement, conformément à la législation en valeurs mobilières des provinces de la Colombie-Britannique, d’Alberta, d’Ontario et de Québec.

TRISTONE CAPITAL INC.	SCOTIA CAPITAUX INC.

Par : (signé) David Vetters	Par : (signé) David Potter